Exhibit H.2

AMENDMENTS TO ADMINISTRATIVE SERVICE AGREEMENT

This Amendment (this “Amendment”) to the Administrative Service Agreement is entered into this 19th day of November, 2003 by and between Iowa Schools Joint Investment Trust (hereinafter “ISJIT”), an Iowa trust having its principal place of business at 700 Second Avenue, Suite 100, Des Moines, Iowa, and Bankers Trust Company, N.A. (hereinafter the “Bank”), an Iowa banking corporation having its principal place of business at 665 Locust Street, Des Moines, Iowa.

RECITALS

ISJIT and the Bank have entered into that certain Administrative Service Agreement dated October 1, 2003 (the “Agreement”).

The parties have now agreed to amend the Agreement by this Amendment (this “Amendment”). Accordingly, the parties agree as follows:

I.	AMENDMENTS

Upon execution of this Amendment by both parties, the Agreement shall be and is hereby amended as follows:

1.	Section 4. The word “Code” shall be deleted from the Section 4 heading.

2.	Section 4(b). Section 4(b) of the Agreement is hereby replaced in its entirety with the following:

(b) Provided that ISJIT is not in breach of a material term, condition or obligation imposed pursuant to or in connection with this Agreement on the date of its termination, and further provided that ISJIT complies with the terms and conditions of the License Agreement attached hereto as Exhibit B and incorporated herein by reference, for a period of one (1) year after a termination of this Agreement or change in relationship between ISJIT and the Bank, such that the Bank no longer provides administrative services to ISJIT through the software, the Bank, to the extent the Bank (i) owns such software and related materials and products and (ii) has the power and right to grant, grants ISJIT a license to use the software and all related materials and products developed or prepared for ISJIT that the Bank or a subcontractor of the Bank has developed pursuant to or used in connection with this Agreement.

3.	Section 5(c). The second sentence in Section 5(c) of the Agreement is hereby replaced in its entirety with the following:

“Further, any and all records and data identifying Participants which arise as a result of ISJIT Participants’ transactions shall at all times be considered the property of ISJIT.”

4.	Section 6(a). Section 6(a) of the Agreement is hereby replaced in its entirety with the following:

(a) ISJIT agrees to defend, indemnify and hold harmless the Bank, and its officers, directors, employees and agents from any and all claims, loss, damages, and attorneys’ fees incurred as a result of the gross negligence or willful misconduct of ISJIT arising out of or in connection with any service provided pursuant to this Agreement.

5.	Section 6. The following subsections (e), (f), (g) and (h) shall be added to Section 6:

(e)	(1) ISJIT acknowledges that certain services related to or necessary for the performance of the Bank’s obligations pursuant to this Agreement are performed by the Bank’s vendor or other third party. To the extent that the Bank becomes obligated to ISJIT for a breach of this Agreement, or under any other theory of liability, whether in tort, contract or otherwise, including the performance or non-performance of the Bank’s third party vendor, under no circumstance shall Bank be obligated for more than the lesser of the actual damages or $250,000 for all such claims.

(2) To the extent that ISJIT becomes obligated to Bank for a breach of this Agreement, or under any other theory of liability, whether in tort, contract or otherwise, under no circumstance shall ISJIT be obligated for more than the lesser of the actual damages or $250,000 for all such claims.

(f) Notwithstanding any provision contained in this Section 6, the Bank shall not be liable under any circumstances to ISJIT or any other third party for the following: (1) the loss or corruption of data for any reason; or (2) the failure or refusal to perform or complete a transaction arising or resulting from (i) the actions of an ISJIT Participant; or, (ii) the unauthorized access to the web site or user interface including, but not limited to, such commonly understood activities as “hacking,” “whacking,” “cracking,” “trapping,” denial of service attacks, “spamming” and “BOT” activity, and from “viruses,” “harmful code,” “worms,” and “Trojan horses.”

(g) Both parties hereby disclaim any warranties, express or implied, except for those warranties expressly stated in this Agreement, and both parties expressly disclaim any warranties of merchantability or fitness for particular purpose.

(h) Except as provided in Section 3(b), neither party shall, under any circumstances, be liable to the other party for, indirect, special, consequential, exemplary or incidental damages of any character, even if the party or the party’s representative has been apprised of the likelihood of such damages, and no event shall either party be liable to the other party for an amount in excess of the fees paid or agreed to be paid pursuant to this Agreement.

6.	The parties have agreed to defer consideration of the ISJIT Participant Agreement to January 2004.

II.	MISCELLANEOUS

(1)	Definitions. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings specified for such terms in the Agreement (without the Amendment).
(2)	Entire Agreement. This Amendment constitutes the entire agreement and understandings of the parties with respect to its subject matter and supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto.
(3)	Effective Date. This Amendment shall be effective as of the date specified on the first page.
(4)	Counterparts. This Amendment may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.
(5)	Headings. The headings used in this Amendment are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Amendment.
(6)	Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Iowa (without reference to the choice of law doctrine).

IN WITNESS WHEREOF the parties have executed this Amendment on the respective dates specified below with effect from the date specified on the first page of this Amendment.

Iowa Schools Joint Investment Trust		Bankers Trust Company, N.A.

By:	/s/ Ronald M. Rice	By:	/s/ Kip J. Albertson

Name:	Ronald M. Rice	Name:	Kip J. Albertson

Title:	Secretary	Title:	Senior Vice President

Date:	December 18, 2003	Date:	December 19, 2003